Exhibit 99.1

Cybin Announces Election of Theresa Firestone as Director, Results of Shareholders’ Meeting and Adoption of Shareholder Rights Plan

TORONTO, CANADA – August 16, 2021 – Cybin Inc. (NEO:CYBN) (NYSE AMERICAN:CYBN) (“Cybin” or the “Company”), a biotechnology company focused on psychedelic pharmaceutical therapies, is pleased to announce that Theresa Firestone has been elected to its board of directors at the Company’s annual and special meeting of shareholders held on August 16, 2021 (the “Meeting”). Ms. Firestone is a senior healthcare executive with retail, pharmaceutical, health and wellness, government and global restructuring expertise and the Company is excited to welcome Ms. Firestone to its board of directors.

Cybin is also pleased to announce the voting results for each of the matters presented at the Meeting. There were 53 shareholders represented in person or by proxy at the Meeting holding 45,681,073 common shares, representing 30.77% of Cybin’s total issued and outstanding common shares as at the record date for the Meeting. The voting results for each matter presented at the Meeting is set out below:

1.	Appointment of Auditor

Zeifmans LLP was appointed auditor of Cybin until the next annual meeting of shareholders at renumeration to be fixed by the directors of Cybin. Voting results are set out below:

Votes For		Votes Withheld
#	%	#	%
45,572,981	99.76	108,092	0.24

2.	Board Number Resolution

The special resolution to set the number of directors of Cybin at six (6) was approved by at least two-thirds of votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
35,088,217	99.87	46,217	0.13

3.	Election of Directors

Each of the nominees for election as director listed in Cybin’s management information circular dated July 19, 2021 were elected as directors of Cybin for the ensuing year or until their successors are elected or appointed. Voting results are set out below:

	Votes For		Votes Withheld
	#	%	#	%
Eric So	33,220,232	94.55	1,914,202	5.45
Paul Glavine	35,065,905	99.80	68,529	0.20
Eric Hoskins	35,065,110	99.80	69,324	0.20
Grant Froese	35,067,205	99.81	67,229	0.19
Mark Lawson	35,066,666	99.81	67,768	0.19
Theresa Firestone	35,069,227	99.81	65,207	0.19

4.	Board Size Authorization

The special resolution to authorize the directors of Cybin to set the number of directors of Cybin between the minimum and maximum provided in Cybin’s articles was approved by at least two-thirds of votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
35,031,333	99.71	103,101	0.29

5.	Approval of Amendments to Equity Incentive Plan

The resolution to approve certain amendments to Cybin’s equity incentive plan was approved by a majority of votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
33,528,356	95.43	1,606,078	4.57

6.	Approval of Shareholder Rights Plan

The resolution to authorize and approve the adoption of a shareholder rights plan of Cybin was approved by a majority of votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
33,667,036	95.82	1,467,398	4.18

Shareholder Rights Plan

Pursuant to the approval attained at the Meeting, Cybin has adopted a shareholder rights plan (the “Rights Plan”). The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders and the board of directors have adequate time to consider and evaluate any unsolicited take-over bid for the Company, provide the board with adequate time to evaluate any such take-over bid and explore and develop value-enhancing alternatives to any such take-over bid, encourage the fair treatment of the shareholders in connection with any such take-over bid, and generally assist the board in enhancing shareholder value.

Cybin has entered into the Rights Plan with Odyssey Trust Company and the Rights Plan is effective as of August 16, 2021 (the “Effective Date”). As of 12:01 a.m. on the Effective Date, one right (a “Right”) was issued and attached to each Common Share outstanding at that time. Each Right entitles the registered holder to purchase from the Company one common share for the Exercise Price (as defined in the Rights Plan). In the event of an occurrence of a Flip-in Event (as defined in the Rights Plan), each Right entitles the registered holder to purchase from the Company that number of common shares that have an aggregate Market Price (as defined in the Plan) on the date of consummation or occurrence of such Flip-in Event equal to three times the Exercise Price, in accordance with the terms of the Rights Plan, for an amount in cash equal to the Exercise Price, subject to certain adjustments. The Rights are not exercisable prior to the Separation Time (as defined in the Rights Plan).

The issuance of the Rights will not change the manner in which shareholders trade their common shares. The Rights Plan will be in effect until the termination of the Company’s annual meeting in 2024 unless reapproved by shareholders at that time.

The Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid. The directors did not adopt the Rights Plan to deter take-over proposals.

The description of the Rights Plan in this press release is qualified in its entirety by the full text of the Rights Plan, which will be made available shortly under the Company’s profile on SEDAR at www.sedar.com.

About Cybin

Cybin is a leading biotechnology company focused on researching and progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and potential treatment regimens for psychiatric disorders.

Cautionary Notes and Forward Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements.

Forward looking statements in this news release include statements regarding the achievement of the objectives of the Rights Plan. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the period ended June 30, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The Neo Exchange Inc. has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Unless otherwise indicated, all dollar amounts in this news release are expressed in Canadian dollars.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contact:

John Kanakis

Cybin Inc.

John@cybin.com